UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2024
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date December 2, 2024	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

December 2, 2024
Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE FILING OF A REGISTRATION STATEMENT ON FORM F-4 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announced that today it filed a registration statement on Form F-4 (the “Form F-4”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form F-4 has been filed in connection with the steps that are being taken to modify the corporate structure of Bancolombia and its subsidiaries by creating a parent company named Grupo Cibest S.A. (“Grupo Cibest”), and completing a series of related corporate transactions (the “Corporate Structure Changes”), as previously announced by Bancolombia on October 29, 2024. The filing of the Form F-4 is necessary for the registration under the U.S. Securities Act of the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes and the information contained in the Form F-4 has been prepared in accordance with the requirements of the SEC in order to provide shareholders with information about the proposed Corporate Structure Changes. .

The Form F-4 can be found on the SEC's website (www.sec.gov) or can be provided free of charge by written request to IR@bancolombia.com.co

Important Information

Bancolombia has filed the Form F-4 with the SEC to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. After the Form F-4 is declared effective by the SEC, the final prospectus will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the

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other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes because they contain important information about the Corporate Structure Changes.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act. The effectiveness of the Form F-4 is subject to the completion of the SEC’s review process.

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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